UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

On April 5, 2023, SMX (Security Matters) Public Limited Company (the “Company”) issued a shareholder advisory release to provide guidance and best practices to prevent stock loans to short sellers. The Company’s management believes that all holders of its ordinary shares should hold their shares in a TYPE 1 CASH ACCOUNT. Many market participants unknowingly keep fully paid shares like the Company’s ordinary shares in a Type 2 Margin Account along with other securities they own on margin.

The shareholder advisory release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description

99.1	Shareholder Advisory Release dated April 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 5, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer